Exhibit 99.1

Portage Biotech Inc.

Consolidated Interim Financial Statements

For the three and nine months ended December 31, 2019

(Unaudited - Prepared by Management)

(US Dollars)

Portage Biotech Inc.

Consolidated Interim Financial Statements

For the Three and Nine Months Ended December 31, 2019

NOTICE TO READER OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The consolidated interim financial statements for Portage Biotech Inc. comprised of the consolidated interim statements of financial position as at December 31, 2019 and for the year ended March 31, 2019, and the consolidated interim statement of operations for the three and nine months ended December 31, 2019, statement of changes in equity and cash flows for the nine month period ended December 31, 2019 and are the responsibility of the Company’s management.

The consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these consolidated interim financial statements in accordance with International Financial Reporting Standards.

The consolidated interim financial statements have not been reviewed by the Company’s independent external auditors, Marcum LLP.

“signed”	“signed”
Kam Shah CPA,C.A., Director	Ian Walters MD, Director

February 28, 2020

Portage Biotech Inc.

Consolidated Interim Statements of Financial Position

(US Dollars)

(see Notice to Reader dated February 28, 2020)

As at,	Note	December 31, 2019	March 31, 2019
		(Unaudited) in 000s	(Audited) in 000s
Assets
Current
Cash and cash equivalents		$2,994	$6,166
Prepaid expenses and other receivable	4	445	282
Investments in marketable equity securities	6	109	103
Total current assets		$3,548	$6,551

Long-term assets
Long term portion of other receivable	4	45	45
Investment in associate	7	1,081	1,207
Investments in private companies	9	8,109	5,200
Goodwill	10	43,324	43,324
In-process research and development	11	117,388	117,388
Total assets		$173,495	$173,715

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	12	$1,249	$1,107
Unsecured notes payable - short-term	13	298	663
Warrant liabilities	13	24	24
Total current liabilities		$1,571	$1,794

Non-current liabilities
Unsecured notes payable - long-term	13	3,308	3,000
Deferred tax liability	16	20,714	20,364
Total liabilities		$25,593	$25,158

Shareholders’ Equity
Capital stock	14	117,535	116,237
Stock option reserve	15	340	324
Accumulated other comprehensive income		1,699	82
Accumulated deficit		(21,000	(16,969
Total equity attributable to owners of the Company		$98,574	$99,674
Non-controlling interest	23	49,328	48,883
Total equity		$147,902	$148,557
Total liabilities and equity		$173,495	$173,715

Commitments and Contingent Liabilities (Note 18)

On behalf of the Board	“Kam Shah”	Director	“Ian Walters”	Director
	(signed)		(signed)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Operations and Other Comprehensive Loss

(US Dollars)

(Unaudited - in 000s - see Notice to Reader dated February 28, 2020)

		Three months ended December 31,		Nine months ended December 31,
	Note	2019	2018	2019	2018

Operating Expenses
Research and development		$221	$94	$1,146	$220
Consulting fees	15, 19	730	77	2,669	213
Professional fees		139	75	485	127
Other operating costs		$(8)	$12	$150	$63
Loss from operations		(1,082)	(258)	(4,450)	(623)
Share of losses in associates accounted for using equity method		(60)	(53)	(126)	(155)
Foreign exchange loss		(350)	-	(350)	-
Loss on extinguishment of debt		(33)	-	(33)	-
Interest income (expense)		(201)	19	(404)	58
Net loss		$(1,726)	$(292)	$(5,363)	$(720)

Other comprehensive loss
Unrealized gain (loss) on investment in investments		1,635	(2)	1,617	22
Total comprehensive loss		$(91)	$(294)	$(3,746)	$(698)

Net loss attributable to :
Owners of the Company		(376)	(307)	(4,031)	(711)
Non-controlling interest		(1,350)	15	(1,332)	(9)
		$(1,726)	$(292)	$(5,363)	$(720)

Comprehensive loss attributable to
Owners of the Company		1,259	(279)	(2,414)	(689)
Non-controlling interest		(1,350)	(15)	(1,332)	(9)
		$(91)	$(294)	$(3,746)	$(698)

Loss per share	13
Basic and diluted		$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average shares outstanding
Basic and diluted		1,098,771	280,719	1,093,956	280,719

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Changes in Shareholders’ Equity

For The Nine Months Ended December 31, 2019

(US Dollars)

(Unaudited - in 100s - see Notice to Reader dated February 28, 2020)

	Number of Shares	Capital Stock	Stock Option Reserve	Accumulated other comprehensive loss	Accumulated Deficit	Equity Attributable to Owners of Company	Non- controlling Interest	Total Equity

Balance, April 1, 2018	280,720	$ 23,654	$ 267	$ 32	$ (14,334)	$ 9,619	$ -	$ 9,619
Stock-based compensation		-	49			49		49
Unrealized gain on investments		-		22		22		22
Net loss for period		-			(711)	(711)	(9)	(720)
Balance, December 31, 2018	280,720	$ 23,654	$ 316	$ 54	$ (15,045)	$ 8,979	$ (9)	$ 8,970

Balance, April 1, 2019	1,085,790	$116,237	$ 324	$ 82	$ (16,969)	$ 99,674	$ 48,883	$148,557
Shares issued for acquisition of Intensity Holding Company	12,981	1,298				1,298		1,298
Stock-based compensation			16			16	1,777	1,793
Unrealized gain on investments				1,617		1,617		1,617
Net loss for period					(4,031)	(4,031)	(1,332)	(5,363)
Balance, December 31, 2019	1,098,771	$117,535	$ 340	$ 1,699	$ (21,000)	$ 98,574	$ 49,328	$147,902

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Cash Flows

(US Dollars)

(Unaudited - in 000s - see Notice to Reader dated February 28, 2020)

For the Nine Months Ended December 31,	2019	2018

Cash flows from operating activities
Net loss	$(5,363)	$(720)
Adjustments for non-cash items:
Stock-based compensation expenses	1,793	49
Amortization of debt discount	210	9
Loss on extinguishment of unsecured notes	33	-
Foreign exchange transaction loss	350	-
Share of losses in associate accounted for using equity method	126	155
Changes in operating assets and liabilities:
Prepaid expenses and other receivable	(163)	(23)
Accounts payable and accrued liabilities	142	54
Net cash used in operating activities	$(2,872)	$(476)

Cash flows from investing activities
Issuance of convertible notes payable	-	(950)
Net cash used in investing activities	$-	$(950)

Cash flows from financing activities
Repayment of unsecured notes payable	(300)	(50)
Net cash used in financing activities	$(300)	$-

Net change in cash and cash equivalent	(3,172)	(1,476)
Cash and cash equivalents at beginning of period	6,166	7,520
Cash and cash equivalents at end of period	$2,494	$6,044

Supplemental disclosure of non-cash investing and financing activities:
Fair value of shares issued for acquisition of Intensity Holdings Limited	$1,298	$-
Unrealized gain on investments	$1,617	$22

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

December 31, 2019 and 2018

(Unaudited - see Notice to Reader dated February 28, 2020)

1.  NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. (the “Company” or “Portage") is incorporated in the British Virgin Islands (“BVI”) with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd., is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company is a reporting issuer with the Ontario Securities Commission on the Canadian Stock Exchange under the symbol PBT-U and US Securities and Exchange Commission on the OTC market under the symbol PTGEF.

The Company is engaged in the business of researching and developing pharmaceutical and biotechnology products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, the Company seeks to sell or license the products to large pharmaceutical companies for further development and commercialization.

Liquidity and Capital Resources:

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of December 31, 2019, the Company had cash of approximately $3.0 million, working capital of approximately $2.0 million and an accumulated deficit of approximately $21.0 million.

The Company has funded its operations from proceeds from the sale of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to its existing stockholders and any future debt securities may contain covenants that limit the Company’s operations or ability to enter into certain transactions.

The Company’s current cash is sufficient to fund operations for at least the next 12 months because the Company extended the maturity date of $3.7 million of principal and interest on the SalvaRx Notes to 2021 and can defer discretionary research and development and cash compensation by approximately $1.4 million. However, the Company will need to raise additional funding through strategic relationships, public or private equity or debt financings, grants or other arrangements to develop and seek regulatory approvals for the Company’s existing and new product candidates. If such funding is not available or not available on terms acceptable to the Company, the Company’s current development plan and plans for expansion of its general and administrative infrastructure may be curtailed.

2.  BASIS OF PRESENTATION

(a)  Statement of Compliance and Basis of presentation

These consolidated Interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2019.

These consolidated interim financial statements have been prepared on a historical cost basis except for items disclosed herein at fair value. In addition, these consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one reportable operating segment.

These consolidated financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on February 28, 2020.

b)  Consolidation

The consolidated financial statements include the accounts of the Company and,

a.Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario on January 31, 2011.

b.Portage Pharmaceuticals Ltd. (“PPL”) a wholly owned subsidiary resulting from a merger on July 23, 2013 and is incorporated under the laws of the British Virgin Islands, as a BVI business company.

c.EyGen Limited, (“EyGen”) which is a wholly owned subsidiary of PPL, was incorporated on September 20, 2016 under the laws of the BVI.

d.SalvaRx Limited (“SalvaRx”), a wholly owned subsidiary, incorporated on May 6 2015 in the British Virgin Islands.

e.Portage Glasgow Ltd (“PGL”), a 65% subsidiary of PPL, incorporated in Glasgow, Scotland.

f.IOX Therapeutics Ltd (“IOX”), a United Kingdom based immune-oncology company, a 60.49% subsidiary incorporated in the United Kingdom on February 10, 2015.

g.Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands.

h.Intensity Holding Limited, 100% owned subsidiary incorporated in the British Virgin Islands.

All inter-company balances and transactions have been eliminated on consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. Non-controlling interest represents the 39.51% shareholder ownership interest in IOX, the 30% shareholder ownership interest in Saugatuck and the 35% shareholder ownership interest in PGL which are consolidated by the Company.

(c)  Functional and presentation currency

The Company’s functional and presentation currency is US Dollar.

(d)  Use of Estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments, goodwill and other intangible assets.

3.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 3 to the fiscal 2019 audited consolidated financial statements. These accounting policies have been applied consistently to all periods presented in these consolidated financial statements, which have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of these significant accounting policies.

Adoption of New Standards

IFRS 16, Leases

On April 1, 2019, the Company adopted  IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The Company does not have any leases to which the standard applied, and therefore the adoption of this standard did not have any impact on the consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatment

On April 1, 2019, the Company adopted IFRIC 23 which addresses the determination of taxable income (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The adoption of this standard did not have any impact on the consolidated financial statements.

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

Conceptual Framework for Financial Reporting

In March 2018, the IASB revised the Conceptual Framework for financial reporting and is effective January 1, 2020. The Conceptual Framework sets out fundamental concepts for financial reporting and guides companies in developing accounting policies when no IFRS standard exists. The Conceptual Framework sets out the objective of general purpose financial reporting; the qualitative characteristics of useful financial information; a description of the reporting entity; definitions of an asset, a liability, equity, income and expenses and guidance on recognition and de-recognition criteria; measurement bases and guidance on when to use them; concepts and guidance on presentation and disclosure; and concepts relating to capital and capital maintenance. The Company is assessing the impact of the revised Conceptual Framework on its financial statements.

4.  PREPAID EXPENSES AND OTHER RECEIVABLE

	December 31, 2019	March 31, 2019
	in 000s	in 000s
Prepaid expenses	$25	$19
R&D credits	360	208
Other receivable	60	55
	$445	$282

In October 2016, the Company’s wholly owned subsidiary, PPL agreed to a settlement of $120,000 for a claim made against a supplier. Up to December 31, 2019, the Company received $63,750. The remaining balance is payable in five annual instalments of $11,250. Accordingly, $11,250 is classified as a current asset within other receivables and the non-current portion of $45,000 is classified as a long-term asset ($45,000 classified as a long-term asset and $11,250 classified as a current asset as at December 31, 2019 and March 31, 2019).

5.  CONVERTIBLE NOTE RECEIVABLE

On March 7, 2018, the Company invested $950,000 in convertible notes (the “Notes”) issued by IOX in U.S. dollars. On December 3, 2018, the Company invested an additional $950,000 in IOX. The Notes carry interest at 7% accruing daily and mature within twelve months of their issuance. The Company can convert the notes and accrued interest into ordinary shares of IOX at any time before maturity at £120 per share. There is an automatic conversion on a qualifying event, being IOX raising $2.0 million or a sale of the Company per the agreement. Conversion price will be the price at which the money was raised discounted by 25%. IOX has the right to repay the Notes together with accrued interest at any time.

As a result of the acquisition of SalvaRx on January 8, 2019, IOX has become a subsidiary of the Company during the year ended March 31, 2019. In accordance with IFRS 3 – Business combinations, the fair value, including interest receivable, of the Notes are effectively settled upon the business combination and the fair value of the Notes is additional consideration (see Note 13).

6.  INVESTMENT IN MARKETABLE EQUITY SECURITIES

As at December 31, 2019 and March 31, 2019, the Company held 2,000 shares in Biohaven Pharmaceutical Holding Company Limited, (Biohaven) a public company listed on New York Stock Exchange.

The fair value of the 2,000 share investment in Biohaven was $108,880 (at a quoted market price of $54.44 per share) and $102,940 (at a quoted market price of $51.47 per share) as at December 31, 2019 and March 31, 2019, respectively. The unrealized gain of $5,940 is included in unrealized gain on investments in the accompanying statement of operations and other comprehensive loss for the nine months ended December 31, 2019.

The Company currently accounts for its investment in Biohaven as a financial asset classified as FVTOCI.

The following table is a rollforward of the investment in Biohaven as of December 31, 2019 and March 31, 2019 (in 000s):

Balance at March 31, 2019	$103
Unrealized gain on investment	6
Balance at December 31, 2019	$109

7.  INVESTMENT IN ASSOCIATE

The following table is a rollforward of the investment Stimunity S.A. from April 1, 2018 to December 31, 2019 (in 000s):

Balance at March 31, 2019	$1,207
Share of losses	(126)
Balance at December 31, 2019	$1,081

Details of the Company’s associate as of December 31, 2019 and March 31, 2019 are as follows:

Name	Principal Activity	Place of Incorporation and principal place of business	Voting rights held as at December 31, 2019
Associate: Stimunity S.A.	Biotechnology	Paris, France	36.4%

The abovementioned associate is accounted for using the equity method in these consolidated financial statements.

On February 28, 2018, the Company made an initial investment of €0.5 million ($0.7 million) by subscribing to 3,780 new Class A shares of Stimunity SAS (“Stimunity”), a French simplified joint stock company located and operating in Paris, France, for a 27% equity interest. One of the three directors on the Board of Directors is represented by Portage. The management of Stimunity is controlled by the two other founding shareholders of Stimunity. Management has evaluated the Company’s investment and concluded that Portage has significant influence and therefore its investment in Stimunity is accounted for using the equity method.

Portage also committed to a second investment in the amount of €1.5 million ($1.9 million) (the “Stimunity Commitment”) by subscribing to 4,140 new ordinary shares at a price of €363 per share, upon Stimunity successfully completing agreed milestones (the “Milestones”). On March 25, 2019, the Company made an additional discretionary investment of €0.6million ($0.7 million) by subscribing to 1,945 ordinary shares at a price of €308.55 per share, increasing its ownership to approximately 37%. As of December 31, 2019 and March 31, 2019, the Milestones have not been achieved, thus the Company has not made any payments for the Stimunity Commitment.

Under the shareholders agreement, Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options under a merger plan or for an acquisition, or (ii) the right to vote against any (a) issuances of additional securities that would call for the Company to waive its preferential subscription right or (b) any dilutive issuance.

8.  INVESTMENT IN PGL

The Company’s wholly owned subsidiary, PPL holds 650 ordinary shares of Portage Glasgow Ltd. (PGL), at £0.01 per share for a total consideration of £6.50 ($9.11). PPL’s ownership comprised 65% of the issued ordinary shares in PGL. PPL’s Chief Executive Officer (“CEO”) is also the chairman of the board of directors of PGL which currently consists of two persons. PGL is therefore considered a subsidiary and consolidated.

As per the terms of a Convertible Loan Agreement dated January 31, 2018 signed with PGL, PPL has committed to provide PGL with an unsecured convertible loan facility up to £1 million ($1.4 million) with a minimum drawdown of £50,000 ($70,075) and maximum drawdown of £250,000 ($350,375) during any three-month period. Interest will be at 7% accruing on a monthly basis and the facility is repayable within nine years from the date of the agreement. The outstanding loan with accrued interest can be converted into ordinary shares of PGL to be priced at between £9,000 per share and £5,000 per share depending on the conversion date being within one year to eight years. However, completion of an eligible fundraising by PGL, being £5 million ($7 million) at a pre-money valuation of minimum £10 million ($14 million), will require the loan to be mandatorily converted as per the terms of conversion described above. The total drawdown as at December 31, 2019 amounted to $299,858 (As at March 31, 2019 amounted to $45,378).  This drawdown is an intercompany loan that is eliminated in consolidation.

9.  INVESTMENT IN PRIVATE COMPANIES

The following table is a rollforward of the investments in Sentien and Intensity as of December 31, 2019 and March 31, 2019 (in 000’s):

	Intensity	Sentien	Total
Balance at March 31, 2019	$4,500	$700	$5,200
Investment	1,298	-	1,298
Unrealized gain on investment	1,611	-	1,611
Balance at December 31, 2019	$7,409	$700	$8,109

Intensity

In connection with the acquisition of SalvaRx on January 8, 2019, the Company acquired a $4.5 million interest in Intensity, a clinical stage biotechnology company, for 1 million shares, or a 7.5% equity interest in Intensity

On July 11, 2019, the Company acquired all the shares of Intensity Holding Limited (IHL) from Fast Froward Innovations Limited for $1,298,061 through the issuance of 12,980,610 common shares of Portage, at a deemed price of USD $0.10 per share. The sole asset of IHL consists of 288,458 shares of Intensity.

Portage’s ownership, as a result, increased to 1,288,458 shares of Intensity (approximately 9.7% of the outstanding shares of Intensity).

The investment is recorded at fair value (which approximates cost) and has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through OCI. The fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

The fair value of the 1,228,458 share investment in Intensity was $7.4 million (at a $5.75 price from a comparable equity funding transaction by Intensity in December 2019 with unrelated investors), respectively. The unrealized gain of $1.6 million is included in unrealized gain on investments in the accompanying statement of operations and other comprehensive loss for the nine months ended December 31, 2019.

Sentien

In August 2015, the Company acquired 210,210 shares of Series A preferred stock in Sentien (“Preferred Stock”), a Medford, MA based private company for $700,000 of cash. The Preferred Stock is fully convertible into equal number of common shares. The Company’s holdings represent 5.06% of the equity of Sentien on a fully diluted basis as at December 31, 2019 and March 31, 2019, respectively. The investment in Sentien has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through OCI. In accordance with the guidance in IFRS 9 regarding when cost may be the best estimate of fair value, Sentien is recorded at cost.

10.  GOODWILL

The Company’s goodwill arose from the acquisition of Salvarx Limited and its portfolio of several projects and investments.

As for the three and nine months ended December 31, 2019, the Company’s cash generating units (CGUs) are:

•IOX Therapeutics Ltd -  Projects IMM 60 and IMM 65

•Saugatuck Therapeutics Ltd -  DNA aptamers and certain aptamer-based combination products using nanolipogel (NLG) technology acquired under an exclusive licence from Yale University

•Investment in Intensity Therapeutics Inc. Intensity’s lead product, INT230-6, shows strong efficacy in preclinical models against the primary injected tumour without the devastating systemic exposure normally associated with cytotoxic compounds. Moreover, this lead compound can stimulate a potent systemic immune response that affects distal tumours.

On an annual basis, the Company assesses its long-lived assets with definite lives which are not yet available for use for potential indicators of impairment. If any such indication exists, the Company estimates the recoverable amount of the asset or CGU and compares it to the carrying value.

The Company performed its annual impairment test and estimated the recoverable amount of the above-noted CGUs based on fair value less costs of disposal (“FVLCOD”), which was determined using a capitalized cash flow methodology and categorized within level 3 of the fair market value hierarchy.

The recoverable amount of the CGUs has been determined based on their fair values less cost to sell. The recoverable amount considered assumptions based on probabilities of technical, regulatory and clinical acceptances and financial support. Further, Management uses risk-adjusted cash flow projections based on financial budgets. Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount. The discount rate has been determined based on the Company’s best estimate of a risk adjusted discount rate.

The key assumptions used in the calculation of the recoverable amount include forecasts of the following:

a)Revenues;

b)normalized operating expenses;

c)income taxes; and

d)capital expenditures.

Capitalized cash flows are determined with reference to undiscounted risk adjusted cash flows, and discount rates in the range of 3% to 18% based on the individual characteristics of the Company’s CGU, the risk-free rate of return and other economic and operating factors.

The recoverable amount exceeded carrying amount of goodwill and IPRDs and therefore no impairment was considered necessary as at December 31, 2019.

11.  IN-PROCESS RESEARCH AND DEVELOPMENT (“IPRD”)

IPRD consists of the following projects (in 000s):

	IMM 60	IMM 65
	IOX
	Melanoma & Lung Cancers	Ovarian/ Prostate Cancers	Oncomer Saugatuck DNA Aptamers	Total
Value assigned by Valuator as of July 23, 2018 - only SalvaRx portion (60.49% for IOX and 70% for Saugatuck)	$ 40,200	$ 24,200	$ 450	$ 64,850
Value accepted by Portage and SalvaRx	33,160	19,960	450	53,570

Gross up of the above value to 100%	54,819	32,997	643	88,459
Changes in value between July 23, 2018 and March 31, 2019	29,394		(465)	28,929
Value as at March 31, 2019 and December 31, 2019	$ 84,213	$ 32,997	$ 178	$ 117,388

12.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Year ended,	December 31, 2019	March 31, 2019
	in 000s	in 000s

Accounts payable	$429	$388
Accrued interest	632	523
Other accrued expenses	188	196
	$1,249	$1,107

13.  UNSECURED NOTES PAYABLE AND WARRANTS

Following is a rollforward of the notes payable and the warrant liability (in 000$):

Notes Payable:

	PPL	iOx	SalvaRx	Total
Balance at March 31, 2019	$193	$100	$3,370	$3,663
Repayment	-	-	(300)	(300)
Interest	5	-	205	210
Loss on extinguishment of debt	-	-	33	33
Balance at December 31, 2019	$198	$100	$3,308	$3,606

Warrants:

	PPL	Eygen	Total
Balance at March 31, 2019	22	2	24
Balance at December 31, 2019	$22	$2	$24

PPL and EyGen Unsecured Notes Payable and Warrants

During the year ended March 31, 2017, the Company’s subsidiaries, PPL and Eygen, commenced debt financing transactions through a private placement of unsecured notes (the “Unsecured Notes”). The aggregate principal amount of the Unsecured Notes was $200,000 at December 31, 2019 and March 31, 2019.

The Unsecured Notes issued by PPL and EyGen bear interest at 7% per annum, payable annually on the issuance date. The Unsecured Notes are not redeemable by the Company prior to maturity. In conjunction with the issuance of the Unsecured Notes, the note holders were also issued a warrant to subscribe for $7,500 new PPL or Eygen ordinary shares for every $10,000 of principal issued, respectively, provided that a certain qualifying event occurs within the three years of issuance. The warrants are only exercisable on a qualifying event and the exercise price of the warrant will be based on the price of equity shares determined by the qualifying event and the year in which it takes place. The warrants have a three-year term. Given that there was an obligation to issue a variable number of shares, the warrants were classified as financial liabilities and recorded at fair value of $24,000 in warrant liabilities in the accompanying consolidated balance sheet.

SalvaRx Unsecured Notes Payable and Warrants

In connection with the acquisition of SalvaRx in January 2019, the Company assumed $3.96 million of principal in unsecured notes issued by SalvaRx due on March 2, 2021 (or a qualifying event), that bear interest of 7% (the “SalvaRx Notes”). As the acquisition of SalvaRx was a qualifying event, the unsecured notes became due upon the acquisition. Maturity of notes of $3.7 million was extended to 2021 on December 23, 2019 and were therefore classified as non-current liability on the balance sheet.

On January 8, 2019, the acquisition date, the fair value of the SalvaRx Notes was determined to be $3.4 million using a 12.5% market interest rate to discount all payments of principal and interest due to the holders of such notes through the date of maturity, resulting in a debt discount of $560,000.  During the nine months ended December 31, 2019, the Company recorded interest expense of $205,000 for the amortization of the discount on the unsecured notes.

The holders of the SalvaRx Notes received $7,500 of warrants in respect of each $10,000 of principal issued.

The warrants vest in the event of a qualifying transaction and are exercisable at a 30% discount to the implied valuation of SalvaRx. On the Acquisition Date, the fair value of warrants, which are included in non-controlling interest, was determined to be $2.5 million using the Black Scholes Model.

During the nine months ended December 31, 2019, unsecured notes for $300,000 were repaid in cash and resulted in a loss on extinguishment of debt of $33,000 which is included in the consolidated statement of operations.

IOX Unsecured Notes Payable and Warrants

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $2.0 million of 7% convertible notes issued by IOX, a wholly owned subsidiary of SalvaRx (the “Convertible Notes”), of which the Company holds $1.9 million. As a result of the acquisition of SalvaRx, IOX became a subsidiary of the Company during the year ended March 31, 2019. In accordance with IFRS 3 – Business combinations, the fair value of notes payable was effectively settled against the note receivable (see Note 5). The remaining Convertible Notes issued to a third party, including the conversion option, are recorded at a fair value of $0.1 million. In each of March 2019 and December 2019, $0.05 million of loan mature. The holders of the Convertible Notes can convert the notes and accrued interest into ordinary shares of IOX at any time before maturity at £120 per share. There is an automatic conversion in the event IOX raises $2 million, and the conversion price will be determined on the timing of the capital raise and the price at which the money was raised. IOX has right to repay the Convertible Notes together with interest at any time.

14.  CAPITAL STOCK

Authorized: Unlimited number of common shares with-out par value

	Nine months ended December 31, 2019		Year ended March 31, 2019
	Common shares in 000s	Amount in 000s	Common shares in 000s	Amount in 000s

Balance, beginning of period	1,085,790	$116,237	280,720	$23,654
Shares issued on acquisition of Intensity Holding company	12,981	$1,298
Shares issued on acquisition of Salvarx Ltd	-	-	805,070	92,583
Balance, end of period	1,098,771	$117,535	1,085,790	$116,237

On July 11, 2019, the Company issued 12,980,610 common shares to acquire IHL (see Note 9).  The total consideration was $1,298,06, at a deemed price of USD $0.10 per share.

On January 8, 2019, the Company issued 805,070,067 common shares to acquire SalvaRx.  The total consideration of $92,583,058 was based on the quoted market price of $0.115 per share on January 8, 2019.

15.  SHARE-BASED PAYMENT

The following table provides the activity for the Company’s stock option reserve for the nine months ended December 31, 2019 and the year ended March 31, 2019 (in 000’s):

	Non-Controlling Interest	Stock Option Reserve
Balance at April 1, 2018	$-	$267
Value of IOX options related to pre-acquisition services	7,364	-
Stock based compensation expense	1,111	57
Balance at March 31, 2019	8,475	324
Stock based compensation expense	1,777	16
Balance at December 31, 2019	$10,252	$340

Stock Options

The Board of Directors of the Company (the “Board”) established a stock option plan (the “2013 Option Plan”) under which options to acquire common shares of the Company are granted to directors, employees and consultants of the Company. As of March 31, 2019, the Board decided to discontinue the 2013 Option Plan. There are 595,842 stock options issued under this plan. No additional shares will be issued under this plan.

From time to time the Board issues stock options to acquire common shares of PPL, a wholly-owned subsidiary of the Company, are granted to directors, employees and consultants of PPL (the “PPL Option Plan”).

In January 2019, IOX, a subsidiary of SalvaRx, was acquired by the Company as part of the acquisition of SalvaRx. In conjunction with the acquisition, the Company acquired stock options to acquire common shares of IOX outstanding under the IOX stock option plan (“IOX Option Plan”).

The following is a summary of all outstanding stock options:

	PBI 2013 Option Plan	PPL Option Plan (Subsidiary Plan)	IOX Option Plan (Subsidiary Plan)
Balance at April 1, 2017	20,316,868	47,917	-
Exercised	(18,471,026)	-	-
Balance as at March 31, 2018	1,845,842	47,917	-
Acquired from SalvaRx Acquisition	-	-	2,599
Granted	-	9,341	-
Cancelled	(1,250,000)	-	-
Balance as at March 31, 2019	595,842	57,258	2,599
Balance as at December 31, 2019	595,842	57,258	2,599
Exercisable as at December 31, 2019	595,842	57,258	1,960

Following are the weighted average exercise price and the remaining contractual life for outstanding options by plan:

	PBI 2013 Option Plan		PPL Option Plan (Subsidiary Plan)		IOX Option Plan (Subsidiary Plan)
	As at December 31, 2019	As at March 31, 2019	As at December 31, 2019	As at March 31, 2019	As at December 31, 2019	As at March 31, 2019
Weighted average exercise price	$0.15	$0.15	$2.83	$2.83	$152.84	$152.84
Weighted average remaining contractual life (in years)	1.04	2.72	.60	1.63	1.88	3.10

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at December 31, 2019 and March 31, 2019.

The Company recorded $1.0 million, $0.04 million, 1.8 million and $0.05 million of compensation expense related to the stock option plans for the three and nine months ended December 31, 2019 and 2018, respectively.

As at December 31, 2019 and March 31, 2019, the Company did not have any active Consultant Stock Compensation Plans.

16.  DEFERRED TAX LIABILITY

As at December 31, 2019 and March 31, 2019, iOx had a deferred tax liability of approximately $20.7 million and $20.4 million, respectively.  On January 8, 2019, the Company recognized a $19.8 million deferred tax liability for the difference between the book and income tax basis of IPR&D acquired as part of the acquisition of SalvaRx. As the IPR&D process is in the UK, the deferred tax has been recorded at 17%, the rate applicable in the UK. As the deferred tax liability may be settled in the future in Great British Pounds (“GBP”), the Company increased the deferred tax liability by approximately $0.3 million (for the difference in exchange rates from 1.31 USD per GBP on March 31, 2109 to 1.33 USD per GBP on December 31, 2019) and $0.6 million (for the difference in exchange rates from 1.27 USD per GBP on January 8, 2019 to 1.31 USD per GBP on March 31, 2019) on December 31, 2019 and March 31, 2019, respectively.

17.  LOSS PER SHARE

Inclusion of the options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

	For the three months ended December 31,		For the nine months ended December 31,
	2019	2018	2019	2018
Numerator
Net loss attributable to owners of the Company	$(376)	$(307)	$(4,031)	$(711)
Denominator
Weighted average number of shares - basic and diluted	1,098,771	280,719	1,093,956	280,719
Loss per share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

18.  COMMITMENTS AND CONTINGENT LIABILITIES

(a)Under the terms of a License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited (“Trojan”), 50% of all maintenance costs of the US Patent #7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $30 million. As at December 31, 2019, no royalties have been earned and maintenance fees are insignificant, therefore no payments have been made to Trojan.

(b)The Company is committed to invest approximately €1.5 million ($1.9 million) in Stimunity upon Stimunity’s achievement of certain agreed milestones. As at March 31, 2019, the Company made an additional discretionary investment of €600,129 ($688,359) toward the commitment. As at December 31, 2019, agreed milestones were not yet reached and hence no further payment under the agreement was due.

(c)PPL is committed to provide a loan facility to PGL of up to £1 million ($1.4 million) of which approximately $300,000 was advanced up to December 31, 2019 (see Note 8).

(d)SalvaRx has an obligation to make further capital contribution of €0.3 million ($0.3 million) in Nekonal once certain development milestones have been achieved (see (e) below).

(e)SalvaRx and Nekonal are currently in disagreement regarding SalvaRx’s obligation to make the additional equity contribution described in (d), which is due upon Nekonal’s attainment of the defined milestone. In April 2019, SalvaRx asserted that management of Nekonal committed a breach of duties and fraud on its minority shareholder and Nekonal management has accused SalvaRx of breach of contract. To date, no legal proceedings have been formally commenced by either party. Research and development efforts have been suspended pending a resolution of this matter. The Company cannot predict the outcome of this matter and there is no assurance that a loss will not be incurred.

19.  CONSULTING FEE

	Three months ended December 31,		Nine months ended December 31,
	2019	2018	2019	2018
	in 000s	in 000s	in 000s	in 000s
Cash fee to management	208	45	473	135
Cash fee to others	77	8	419	41
Shares and vested Options issued to key management and directors	310	-	1,211	1
Shares and vested Options issued to others	135	24	566	36
	$730	$77	$2.669	$213

20.  RELATED PARTY TRANSACTIONS

Investments

The Company has entered into related party transactions and certain services agreement with its joint venture and investments. Key management of the Company has also entered into related party transactions with the joint venture and investments. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel. The related party transactions are as follows:

Nekonal

One of the three directors on the Board of Directors of Nekonal is represented by Portage. Under the terms of the Nekonal Agreement, SalvaRx invested an initial €600,000. €300,000 was invested to further the drug development efforts of Nekonal’s technology in cancer immunotherapy. Of the investment €50,000 was paid to each of SalvaRx and Nekonal SARL for fees called for under the services agreements with SalvaRx (management fees) and Nekonal SARL (scientist fees), respectively, for labor fees. The remainder of €200,000 is used for materials in the labs. Additionally, the CEO of the Company is also the CEO of Nekonal and employees of the Company comprise the management team of Nekonal under the service agreement for management services.

Stimunity

One of the three directors on the Board of Directors of Stimunity is represented by Portage.

IOX

Two of the five directors on the Board of Directors of IOX is represented by Portage. Additionally, Portage has an observer on the Board of IOX. The CEO of the Company is also the CEO of IOX and employees of the Company comprise the management team of IOX.

Saugatuck

One of the three directors on the Board of Directors of Saugatuck is represented by Portage. Additionally, the CEO of the Company is also the CEO of Saugatuck and employees of the Company comprise the management team of Saugatuck.

Intensity

One of the four directors on the Board of Directors of Intensity is represented by Portage. Additionally, the CEO of the Company is an officer and employee of Intensity.

PGL

On January 31, 2018, the Company’s wholly-owned subsidiary, PPL, acquired 650 ordinary shares, or 65%, of Portage Glasgow Ltd. (PGL), a newly incorporated company in Glasgow, Scotland at less than $0.01 per share for a total consideration of $9.11. PPL’s CEO is also the chairman of the two-person board of directors of PGL.

Unsecured Notes Payable

The Unsecured Notes and the SalvaRx Notes include notes of the original amount of approximately $0.2 million and $3.2 million, respectively, issued to directors of the Company. Interest expense includes approximately $0.1 million and $0.2 million interest respectively for the three and nine months ended December 31, 2019 due to the directors on these related party notes.

Related party transactions have been listed above, unless they have been disclosed elsewhere in the consolidated financial statements.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

21.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company’s financial instruments as at December 31, 2019 (in 000s):

	As at December 31, 2019		As at March 31, 2019
	Amortized cost	Fair value to other comprehensive income	Amortized cost	Fair value to other comprehensive income
Financial assets
Cash and cash equivalent	2,994	-	6,166	-
Prepaid expenses and other receivable	445	-	282	-
Investments	-	8,218	-	5,303

	As at December 31, 2019		As at March 31, 2019
	Amortized cost	FVTPL	Amortized cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	1,249	-	1,107	-
Unsecured notes payable	3,606	-	3,663	-
Warrant liability	-	24	-	24

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Biohaven: Fair value was based on quoted market price of $54.44 per share (Level 1).

The investment in Nekonal and the option in Nekonal has been listed at a $0 fair value.

Investment in Sentien: In accordance with the guidance in IFRS 9 regarding when cost may be the best estimate of fair value, Sentien is recorded at cost.

Investment in Intensity: fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

Unsecured notes payable and warrant liability: The fair value was estimated using a Black Scholes model (Level 3).

There have been no transfers between levels of the fair value hierarchy for the three and nine months ended December 31, 2019 and year ended March 31, 2019.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected on the statement of financial position.

Cash - Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivable - The Company is exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4), payable over the next six years. The debtor has so far been diligent in paying the amounts on the due dates and PPL management will be monitoring the account on a regular basis.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

22.  CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $1.3 million as at December 31, 2019 (approximately $ 1.1 million as at March 31, 2019) and current assets of approximately $3.5 million (approximately $6.6 million as at March 31, 2019). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at December 31, 2019, the shareholders’ equity was approximately $98.6 million (approximately $100 million as at March 31, 2019), approximately $3.0 million ($6.2 million as at March 31, 2019) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the three and nine months ended December 31, 2019 and 2018.

23.  NON-CONTROLLING INTEREST

	PGL	SalvaRx	IOX	Saugatuck	Total
	in 000s	in 000s	in 000s	in 000s	in 000s
Balance as of April 1, 2018	$ -	$ -	$ -	$ -	$ -
Fair value of a subsidiary attributable to non-controlling interest on acquisition	-	-	38,826	90	38,916
Fair value:
SalvaRx warrants vested upon acquisition		2,451			2,451
Vested portion of IOX stock options			7,364		7,364
Stock based compensation expense	-	-	1,111	-	1,111
Net loss attributable to non-controlling interest	(31)	-	(925)	(3)	(959)
Non-controlling interest at March 31, 2019	(31)	2,451	46,376	87	48,883
Fair value:
Stock based compensation expense	-	-	1,777	-	1,777
Net loss attributable to non-controlling interest	(55)	-	(1,260)	(17)	(1,332)
Non-controlling interest at December 31, 2019	$ (86)	$ 2,451	$ 46,893	$ 70	$ 49,328

24.  SUBSEQUENT EVENTS

There were no subsequent events to be disclosed as of February 28, 2020, the filing date of the financial statements for the nine-month period ended December 31, 2019.